                       SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               MediaX Corporation
                                (Name of Issuer)

                   Common Stock, $ 0.0001 par value per share
                         (Title of Class of Securities)


                                   58447C-201
                                 (CUSIP Number)

                                August 24, 1999
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

CUSIP No. 58447C-201
Page 2 of 7 Pages

____________________________________________________________________________
  (1)    NAMES OF REPORTING PERSONS             Apple Investors LLC
         I.R.S. IDENTIFICATION NO.              52-2186900
         OF ABOVE PERSONS (ENTITIES ONLY)
_____________________________________________________________________________
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a)  [ ]
                                                                (b)  [X]
_____________________________________________________________________________
  (3)    SEC USE ONLY
_____________________________________________________________________________
  (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER

                                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                       658,815
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                       658,815
_____________________________________________________________________________
  (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                                                       658,815
_____________________________________________________________________________
 (10)    CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *                       [ ]
_____________________________________________________________________________
 (11)    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
                                                       9.9%
_____________________________________________________________________________
 (12)    TYPE OF REPORTING PERSON *
                                                        OO
_____________________________________________________________________________
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58447C-201
Page 3 of 7 Pages

____________________________________________________________________________
  (1)    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSONS (ENTITIES ONLY)       WEC Asset Management LLC
                                                52-2146721
_____________________________________________________________________________
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a)  [ ]
                                                                (b)  [X]
_____________________________________________________________________________
  (3)    SEC USE ONLY
_____________________________________________________________________________
  (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER

                                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                       658,815
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                       658,815
_____________________________________________________________________________
  (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                                                       658,815
_____________________________________________________________________________
 (10)    CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *                       [X]
_____________________________________________________________________________
 (11)    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
                                                       9.9%
_____________________________________________________________________________
 (12)    TYPE OF REPORTING PERSON *
                                                        OO
_____________________________________________________________________________
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58447C-201
Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

  The name of the issuer is MediaX Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

  The Company's principal executive offices are located at 8522 National Boulevard, Suite 110, Culver City, CA 90232.


Item 2(a).     Name of Person Filing:

  This statement is filed by:
    (i)        Apple Investors LLC, a limited liability company
               organized under the laws of the State of Delaware with respect to the Convertible Debentures and Warrants to purchase shares of Common Stock beneficially owned by it; and
    (ii)       WEC Asset Management LLC, a limited liability company
               organized under the laws of the State of Delaware, with respect to the shares of Apple Investors LLC.


      The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

  The address of the business office of each of the Reporting Persons is 1 World Trade Center, Suite 4563, New York, New York 10048.

Item 2(c).     Citizenship:

  Apple Investors LLC is a limited liability company organized under the laws of the State of Delaware.

  WEC Asset Management LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

  Common Stock, $0.0001 par value per share (the "Common Stock")

CUSIP No. 58447C-201
Page 5 of 7 Pages

Item 2(e).  CUSIP Number:  58447C-201

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Act,

    (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

    (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

    (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

    (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

    (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

    (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

A. Apple Investors LLC

      a) Amount beneficially owned: up to an aggregate of 658,815 shares of Common Stock issuable upon conversion of the Company's 5.0% convertible debentures (the "Debentures") and upon exercise of warrants to purchase shares of Common Stock (the "Warrants") as of September 3, 1999.
      (b) Percent of class: 9.9% The percentage used herein and in the rest of Item 4 are calculated based upon there being 5,995,885 shares of Common Stock outstanding as reflected in the Form 10K-SB filed by the Company with the Securities and Exchange Commission (the "Commission") on December 31, 1998.
      (c)(i)  Sole power to vote or direct the vote:   -0-
        (ii)  Shared power to vote or direct the vote: 658,815
       (iii)  Sole power to dispose or direct the disposition:  -0-
        (iv)  Shared power to dispose or direct the disposition: 658,815

CUSIP No. 58447C-201
Page 6 of 7 Pages


B. WEC Asset Management LLC
      (a) Amount beneficially owned: up to an aggregate of 658,815 shares of Common Stock issuable upon conversion of the Debentures and upon exercise of the Warrants.

      (b)     Percent of class: 9.9%
      (c)(i)  Sole power to vote or direct the vote: -0-
        (ii)  Shared power to vote or direct the vote: 658,815
       (iii)  Sole power to dispose or direct the disposition: -0-
        (iv)  Shared power to dispose or direct the disposition: 658,815


Item 5.     Ownership of Five Percent or Less of a Class.

  Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

  WEC Asset Management LLC, the manager of Apple Investors LLC, shares the power to dispose of and the power to vote the shares of Common Stock beneficially owned by Apple Investors LLC. However, WEC Asset Management LLC disclaims beneficial ownership of these shares. The managing directors of WEC Asset Management LLC are Ethan Benovitz, Daniel Saks and Mark Nordlicht.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.


Item 8.  Identification and Classification of Members of the Group.

  Not applicable.


Item 9.  Notice of Dissolution of Group.

  Not applicable.


Item 10.  Certification.

  Each of the Reporting Persons hereby makes the following certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58447C-201
Page 7 of 7 Pages

                                   SIGNATURES
   After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 3, 1999

                               APPLE INVESTORS LLC
                               By: West End Capital LLC, Manager

                               By: /s/Ethan Benovitz
                                   -----------------------------
                                   Name:   Ethan Benovitz
                                   Title: Managing Director



                               WEC ASSET MANAGEMENT LLC

                               By: /s/Ethan Benovitz
                                   -----------------------------
                                   Name:  Ethan Benovitz
                                   Title: Managing Director

                                                                       Exhibit I

                             JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees that the schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


Dated: September 3, 1999


                                APPLE INVESTORS LLC
                                By: West End Capital LLC, Manager

                                By: /s/ Ethan Benovitz
                                    ----------------------------
                                    Name:  Ethan Benovitz
                                    Title: Managing Director



                                WEC ASSET MANAGEMENT LLC

                                By: /s/ Ethan Benovitz
                                    ------------------------------
                                    Name:  Ethan Benovitz
                                    Title: Managing Director